UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*


                          AEOLUS PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45325S-10-1
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                                 (CUSIP Number)

                                                    with a copy to:
    Mitchell D. Kaye, Manager                       Steven E. Siesser, Esq.
    Xmark Asset Management, LLC                     Lowenstein Sandler PC
    301 Tresser Boulevard, Suite 1320               65 Livingston Avenue
    Stamford, CT 06901                              Roseland, New Jersey  07068
    (203) 653-2500                                  (973) 597-2506
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       45325S-10-1
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
    (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only

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4.  Source of Funds (See Instructions):  WC
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5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
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6.  Citizenship or Place of Organization:    New York, United States

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    Number of                      7. Sole Voting Power:             9,157,687*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        8,157,687*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:              *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   9,157,687*

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12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   65.6%*
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14. Type of Reporting Person (See Instructions):  IA
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* On December 17, 2004, Xmark Fund, L.P., a Delaware limited partnership ("Xmark
LP") purchased 28,457 shares of Series B Preferred Stock (the "Series B Shares") of Aeolus Pharmaceuticals, Inc., a Delaware corporation formerly known as Incara Pharmaceuticals Inc. (the "Company"), as well as warrants to purchase 22,191 additional Series B Shares. Xmark LP simultaneously converted 28,457 Series B Shares into 28,457 shares of common stock, par value $0.01 per share of the Company (the "Common Stock"). The reporting person is Xmark Asset Management, LLC ("XAM"), a New York limited liability company, which is the investment manager for Xmark LP and the sole manager of Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"). Goodnow is the holder of 8,107,039 shares of Common Stock. Pursuant to Goodnow's Operating Agreement, management and control of Goodnow is vested exclusively in the sole manager and, as a result, XAM possesses the sole power to vote and direct the disposition of all securities of the Company owned by Goodnow. Mitchell D. Kaye is Chief Investment Officer of XAM, and as such possesses sole power to vote and direct the disposition of all securities of the Company held by Xmark LP and Goodnow.

In addition, pursuant to the terms of a certain Voting Trust Agreement, dated as of April 19, 2004, by and among Great Point Partners, on behalf of Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. (collectively, the "Biomedical Funds"), the Company and XAM, as voting trustee: (i) the Biomedical Funds transferred into a voting trust (the "Voting Trust") the 1,000,000 shares of Common Stock (the "Voting Trust Shares") purchased by the Biomedical Funds from the Company pursuant to that certain Purchase Agreement, dated as of April 19, 2004 (the "Purchase Agreement"), by and among the Company and the investors named therein, in exchange for a voting trust certificate; (ii) XAM, as the voting trustee of the Voting Trust, has the exclusive right and power to vote the Voting Trust Shares and to give written consents with respect to any lawful corporate action of the Company; and (iii) except as set forth in clause (ii) above, all powers and privileges affecting the Voting Trust Shares attach to the voting trust certificates issued in exchange therefor. While XAM may be deemed to be the beneficial owner of the Voting Trust Shares pursuant to its power to vote and give written consents with respect to the Voting Trust Shares, XAM does not own and expressly disclaims any pecuniary interest in the Voting Trust Shares.

As a result of the fact that XAM possesses the sole power to vote and direct the disposition of all shares of Common Stock of the Company held by Xmark LP and Goodnow, and the sole power to vote the Voting Trust Shares, for purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 9,157,687 shares of Common Stock, or 65.6% of the shares deemed issued and outstanding as of December 17, 2004.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Aeolus Pharmaceuticals, Inc., a Delaware corporation formerly known as Incara Pharmaceuticals Inc. (the "Company"). The Company has its principal executive offices at 79 T.W. Alexander Drive, 4401 Research Commons, Suite 200, Research Triangle Park, North Carolina 27709.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On December 17, 2004, Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP") purchased 28,457 shares of Series B Preferred Stock (the "Series B Shares") of the Company, as well as warrants to purchase 22,191 additional Series B Shares, for an aggregate purchase price of $28,457.00. All funds used by Xmark LP to purchase the Series B Shares and the warrants came directly from the assets of Xmark LP.


Item 4.   Purpose of Transaction.
          ----------------------

          Xmark LP and its affiliate, Goodnow, continue to own a majority of the outstanding Common Stock. As such, Xmark LP and Goodnow can control the outcome of matters that may be submitted to the vote of the Company's stockholders at annual or special meetings of stockholders. Xmark LP and Goodnow also can initiate, through the calling of a special meeting of stockholders or through action by written consent in lieu of a stockholders' meeting, corporate actions that are subject to the vote of the Company's stockholders. Such corporate actions may include, and are not limited to, the approval of each of the types of events described in clauses (a) through (i) under Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As noted in Item 3 of this Schedule 13D, on December 17, 2004, Xmark LP purchased 28,457 Series B Shares, as well as warrants to purchase 22,191 additional Series B Shares. Xmark LP simultaneously converted 28,457 Series B Shares into 28,457 shares of Common Stock. XAM is the investment manager for Xmark LP and the sole manager of Goodnow. Goodnow is the holder of 8,107,039 shares of Common Stock. Pursuant to Goodnow's Operating Agreement, management and control of Goodnow is vested exclusively in the sole manager and, as a result, XAM possesses the sole power to vote and direct the disposition of all securities of the Company owned by Goodnow. Mitchell D. Kaye is Chief Investment Officer of XAM, and as such possesses sole power to vote and direct the disposition of all securities of the Company held by Xmark LP and Goodnow.

          Based upon information set forth in the Company's annual report on Form 10-K for the fiscal year ended September 30, 2004, as of November 30, 2004 there were 13,947,303 shares of Common Stock issued and outstanding. As a result of the fact that XAM possesses the sole power to vote and direct the disposition of all shares of Common Stock of the Company held by Xmark LP and Goodnow, and the sole power to vote the Voting Trust Shares, for purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 9,157,687 shares of Common Stock, or 65.6% of the shares deemed issued and outstanding as of December 17, 2004.

          During the sixty days prior to and including December 17, 2004, the only transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by XAM or any person or entity controlled by it or any person or entity for which it possesses voting or investment control over the securities thereof, were the following transactions, all of which took place on December 17, 2004 and all of which were effected in ordinary brokerage transactions: (i) the purchase by Xmark LP of 28,457 Series B Shares;
(ii) the purchase by Xmark LP of warrants for additional 22,191 Series B Shares; and (iii) the conversion by Xmark LP of 28,457 Series B Shares into 28,457 shares of Common Stock. Xmark LP purchased the securities detailed in (i) and
(ii) of the preceding sentence for an aggregate purchase price of $28,457.00.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      October 3, 2005

                                      XMARK ASSET MANAGEMENT, LLC

                                      /s/ Mitchell D. Kaye
                                      ------------------------------------------
                                      Mitchell D. Kaye, Chief Investment Officer



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).